

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

July 9, 2008

Mr. Thomas A. Janochoski
Vice President & Secretary, Chief Financial Officer
Great Northern Iron Ore Properties
W-1290 First National Bank Building
332 Minnesota Street
Saint Paul, MN 55101-1361

> **Re: Great Northern Iron Ore Properties**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed February 27, 2008**
> **Response letter dated May 8, 2008**
> **File No. 0-00701**

Dear Mr. Janochoski:

We have reviewed your response letter and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2007

Business, page 1

1.   We note your response to comment one and reissue this comment. We note that you have lease agreements with Minntac, Keetac, Hibtac, and MSI, but that you have not filed these agreements as exhibits. Please file all material contracts as exhibits. In addition, please describe the terms of such contracts, including any royalty rates contained in these agreements. If you determine that you are not required to file any one of these agreements, please provide us with detailed analyses to support your conclusion.

Compensation Discussion and Analysis, page 14

2.   We note that in your response to comment three you state that "The data collected was also specific to chief financial officer positions in the lower twenty-five percent quartile of all companies sampled." Please disclose, if true, that you

target CFO compensation at the lower twenty-five percent quartile of the companies sampled, and that your CFO's salary fell within this range. Also, confirm that you will include such disclosure in future filings.

Note B – Mineral and Surface Lands, page 15

3.   We note your response to prior comment number 7 in our letter dated April 24, 2008, and we are unable to agree with your conclusions. It appears that all of your mineral assets should have been continuously amortized over the period during which you have received and will receive benefit, that is, through the date on which the Trust will terminate in 2015. Given the unique nature of your particular circumstances, we will not object if you correct this error by amortizing the remainder of the merchantable ore deposits assets prospectively over their remaining period of benefit. We would expect your amortization methodology to be systematic and rational according to some reasonable basis. Please provide to us your proposed disclosure in this regard to be included in future filings. If you do not believe that prospective amortization would be material, including in your final year of operation, please provide us with your analysis in accordance with SAB 99 supporting this conclusion.

Signatures, page 20

4.   Please indicate that Mr. Janochoski is also signing the document in his capacity as your principal accounting officer.

Engineering Comments

Business, page 3

5.   We note from your response to prior comment number 8 that it will take considerable time to assemble and present the requested information on the Enterprise-Mississippi and Mahoning properties as they have multiple parcels that each contain volumes of drill-hole data, reports, maps, summaries and analyses. Due to your concern about the effort involved in providing this information, we have revised our comment to request that you provide us the production and ore reserve reports as they relate to your Mahoning property only.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Sandy Eisen at (202) 551-3864 or Chris White, Branch Chief, at (202) 551-3461 if you have questions regarding comments on the financial statements and related matters. You may contact George Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact Sean Donahue at (202) 551-3579 or me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director